UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD. AS AT
MARCH 31, 2022 AND DECEMBER 31, 2021, AND FOR THE THREE MONTHS ENDED MARCH 31, 2022 AND 2021

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF FINANCIAL POSITION

AS AT MAR. 31, 2022 AND DEC. 31, 2021 US$ MILLIONS	Note	2022	2021
Assets
Cash and cash equivalents	3	$323	$393
Investments	3	4,757	4,943
Accounts receivable and other		69	47
Reinsurance funds withheld	3	4,786	4,650
Derivative assets	3	73	146
Deferred tax asset		16	20
Property and equipment		2	2
Intangible assets		1	3
Equity accounted investments	4	593	344
Deferred acquisition costs	5	801	776
Reinsurance assets	6	148	169
Total assets		$11,569	$11,493
Liabilities
Insurance reserves	6	$8,512	$8,497
Accounts payable and other		36	64
Due to related parties	9	417	467
Reinsurance payable		68	75
Derivative liabilities	3	10	1
Corporate borrowings	7	751	693
Deferred revenue		81	82
Liabilities issued to reinsurance entities		235	167
Funds withheld liabilities	3	12	12
Total liabilities		10,122	10,058
Equity
Class A exchangeable and Class B		539	539
Class C		908	896
Total equity		1,447	1,435
Total liabilities and equity		$11,569	$11,493

The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2022	2021
Premiums
Gross		$338	$3
Ceded		—	—
Net premiums		338	3
Net investment loss		(99)	(63)
Net investment results from funds withheld		85	—
Total revenues		324	(60)

Income from equity accounted investments	4	13	—

Benefits paid on insurance contracts
Gross		138	17
Ceded		(3)	(6)
Change in insurance reserves	6
Gross		(7)	(93)
Ceded		23	15
Other reinsurance expenses		27	—
Operating expenses		17	3
Interest expense		9	—
Total benefits and expenses		204	(64)
Net income before income taxes		133	4
Current tax expense		(1)	—
Deferred tax expense		(4)	(1)
Net income for the period		$128	$3
Attributable to:
Brookfield Asset Management Inc.[1]		—	3
Class A exchangeable and Class B shareholders[2]		2	—
Class C shareholders[2]		126	—
		$128	$3
Net income per class C share
Basic[3]	8	$5.37
1.For the periods prior to June 28, 2021. See Note 2(b).
2.For the period June 28, 2021 onward. See Note 2(b).
3.Basic earnings per share for the three months ended March 31, 2021 are attributed to our predecessor company Brookfield Annuity Holdings Inc., which was a wholly owned subsidiary of Brookfield Asset Management Inc.See Note 2(d).

The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
Net income	$128	$3
Other comprehensive income (loss) that will be reclassified to net income (loss)
Equity accounted other comprehensive (loss) income	(17)	—
Net unrealized (loss) gain on available for sale securities	(100)	—
Foreign currency translation	3	1
Total other comprehensive (loss) income	(114)	1
Comprehensive income	$14	$4

Attributable to:
Brookfield Asset Management Inc.[1]	—	4
Class A exchangeable and Class B shareholders[2]	2	—
Class C shareholders[2]	12	—
	$14	$4
1. For the periods prior to June 28, 2021. See Note 2(b).
2. For the period June 28, 2021 onward. See Note 2(b).

The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF CHANGES IN EQUITY

	Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 2022 US$ MILLIONS	Share Capital	Accumulated Surplus	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Loss	Class C shareholders	Total Equity
Balance as at January 1, 2022	$536	$3	$—	$539	$963	$(51)	$(16)	$896	$1,435
Changes in period:
Net income	—	2	—	2	—	126	—	126	128
Other comprehensive income (loss)	—	—	—	—	—	—	(114)	(114)	(114)
Comprehensive income (loss)	—	2	—	2	—	126	(114)	12	14
Other items
Return of capital[1]	(2)	—	—	(2)	—	—	—	—	(2)
Total change in period	(2)	2	—	—	—	126	(114)	12	12
Balance as at March 31, 2022	$534	$5	$—	$539	$963	$75	$(130)	$908	$1,447
1.The Company distributed $0.14 in the form of a return of capital per each Class A exchangeable and Class B share in the first quarter of 2022.

The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

	Brookfield Asset Management Inc.				Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 2021 US$ MILLIONS	Share Capital	Accumulated Surplus	Accumulated Other Comprehensive Income	Brookfield Asset Management Inc.	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class C shareholders	Total Equity
Balance as at January 1, 2021	$78	$1	$4	$83	$—	$—	$—	$—	$—	$—	$—	$—	$83
Changes in period:
Net income	—	3	—	3	—	—	—	—	—	—	—	—	3
Other comprehensive income	—	—	1	1	—	—	—	—	—	—	—	—	1
Comprehensive income	—	3	1	4	—	—	—	—	—	—	—	—	4
Other items
Equity issuances	25	—	—	25	—	—	—	—	—	—	—	—	25
Total change in period	25	3	1	29	—	—	—	—	—	—	—	—	29
Balance as at March 31, 2021	$103	$4	$5	$112	$—	$—	$—	$—	$—	$—	$—	$—	$112
The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED
STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
Operating activities
Net income	$128	$3
Non-cash items affecting net income
Amortization and accretion on investments	3	—
Unrealized losses on investments and derivatives	269	86
Effect of foreign exchange rates	(4)	—
Income tax expense	5	1
Income from equity accounted investments	(13)	—
Realized gain on derivatives	(7)	—
Changes in non-cash balances related to operations
Changes in reinsurance receivable	(7)	—
Changes in reinsurance funds withheld	(136)	—
Changes in reinsurance assets	23	15
Changes in reinsurance payable	(6)	—
Changes in insurance reserves	(7)	(93)
Changes in deferred revenue	(1)	—
Changes in deferred acquisition costs	(25)	—
Changes in working capital and other	42	(26)
Operating activities affecting cash
Realized gains on investments and derivatives	(123)	(2)
Interest income received	(23)	(7)
Purchase of derivatives	(13)	—
Sales of derivatives	17	—
Dividend income received	(2)	—
Cash flows from operating activities	120	(23)
Investing activities
Dividends received	2	—
Interest income received	23	7
Purchase of investments
Corporate bonds	(379)	(199)
Preferred shares	(25)	—
Government bonds and treasuries	(1,135)	(84)
Common equity	(134)	—
Private equity and other	(24)	—
Mortgages	(169)	—
Private loans	(192)	—
Purchase of equity accounted investments	(253)	—
Sales and maturities of investments
Corporate bonds	247	116
Government and treasuries	1,617	200
Mortgages	2	—
Private loans	82	—
Proceeds from disposal of derivative instruments	94	—
Cash flows from investing activities	(244)	40

Financing activities
Issuance of equity	—	25
Return of capital	(2)	—
Borrowings from related parties	255	—
Repayments of borrowings to related parties	(324)	—
Borrowings from external parties	85	—
Repayment of borrowings to external parties	(27)	—
Borrowings issued to reinsurance entities	118	—
Repayment of borrowings issued to reinsurance entities	(52)	—
Proceeds from repurchase agreement	108	3
Repayments of repurchase agreement	(108)	(3)
Cash flows from financing activities	53	25
Cash and cash equivalents
Cash and cash equivalents, beginning of period	393	35
Net change during the period	(71)	42
Foreign exchange on cash balances held in foreign currencies	1	3
Cash and cash equivalents, end of period	$323	$80

The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Asset Management Reinsurance Partners Ltd.
Brookfield Asset Management Reinsurance Partners Ltd. (“BAM Re” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company was established to become a reinsurance business focused on providing capital-based solutions to insurance companies and their stakeholders. The Company’s class A exchangeable shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol “BAMR”. The Company’s operations are located primarily in Bermuda, Canada, and the Cayman Islands. The Company’s registered head office is Wellesley House South, 2nd Floor, 90 Pitts Bay Road, Pembroke, HM08, Bermuda.
The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries North End Re Ltd. (“NER Ltd.”) and North End Re (Cayman) SPC ("NER SPC") and Brookfield Annuity Company ("BAC").
Through its operating subsidiaries, the Company acts as a direct issuer of pension risk transfer products for pension plan sponsors and provides annuity-based reinsurance products to insurance and reinsurance companies. The Company currently has two operating segments, Reinsurance and Pension Risk Transfer (“PRT”).
NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These Unaudited Interim Condensed Combined Consolidated Financial Statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited combined consolidated financial statements for the fiscal year ended December 31, 2021.
The interim financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated.
These financial statements should be read in conjunction with the Company's December 31, 2021 combined consolidated annual audited financial statements and notes thereto. In particular, the Company’s significant accounting policies were presented as Note 2 to the Combined Consolidated Financial Statements for the fiscal year ended December 31, 2021 that were included in that report.
The interim financial statements reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The interim financial statements were authorized for issue by the Board of Directors of the Company on May 16, 2022.

(b)Continuity of Interest
As described above, BAM Re was established on December 10, 2020 by Brookfield Asset Management Inc. ("Brookfield") and on June 28, 2021 Brookfield completed the spin-off of the PRT business (the “Business”) to the Company and the special dividend declaration to holders of Brookfield's Class A and B Shares. Brookfield controlled the Business prior to the Spin-off and has significant influence over the Company subsequent to the spin-off through its interests in the Company. The Business was transferred before spin-off, as part of the reorganization, and therefore the transactions were common control transactions. In accordance with the Company and Brookfield's accounting policy, the Company has reflected the Business in its financial position and results of operations using Brookfield's carrying values, prior to the spin-off.

In addition, certain investments were transferred as part of the reorganization. These are treated as asset acquisitions and are also considered common control transactions. The Company's accounting policy is to record the common control asset acquisitions on the date of occurrence at the historical carrying value, with any gain or loss against the consideration paid being recorded in equity. To reflect this continuity of interest, these interim financial statements provide comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off have been reflected prospectively from the date of the spin-off and have not been reflected in the results of operations or financial position of the Company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the Company, including the adjustments associated with the spin-off and the execution of several agreements (see Note 9). Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

(c)Accounting estimates and judgements
The preparation of the interim financial statements in accordance with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements. Estimates are subject to uncertainty and can therefore differ significantly from actual results. The items most susceptible to changes in estimates and assumptions include the measurement of insurance reserves, reinsurance assets, the fair value of financial assets determined using valuation techniques and the impairment of financial instruments. Actual results may differ from our estimates thereby impacting the interim financial statements. Outcomes within the next financial year that are different from assumptions could require a material adjustment to the carrying amount of the asset or liability affected.
Management judgment is also used in applying the accounting policies used to prepare the interim financial statements. The items most susceptible to changes in estimate and judgements are the measurement of reinsurance assets (Note 6), insurance reserves (Note 6), and impairment of available-for-sale securities and loans and receivables (Note 3).

(d)Earnings per share
The holders of the class C shares are entitled to received distributions if, as and when declared or authorized. Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the Company’s distributable earnings (as determined by management of the Company) after payment of distributions on the class A exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after provision for expenses, anticipated cash needs, and other similar adjustments. Total outstanding class C shares have been used to calculate basic and diluted earnings per share. Class A exchangeable shares and class B shares are not considered participating securities nor considered to be ordinary shares, and consequently per share amounts for these classes of shares has not been presented.
Basic earnings per share attributable to class C shareholders are calculated by dividing the Company's net income for the year, less distributions payable to class A exchangeable and class B shareholders, by the weighted average number of class C shares outstanding during the year. Diluted earnings per share are determined by adjusting the weighted average number of shares outstanding for the effects of all dilutive potential shares. Basic and diluted earnings per share for the three months ended March 31, 2021 was $27.43, calculated by dividing the net income attributable to Brookfield for the period by the weighted average number of BAH common shares of $105.8 million for the period. The earnings per share amounts for March 31, 2021 is not comparable to the earnings per share amount for the three months ended March 31, 2022 as a result of the spin-off and the issuance of Class A exchangeable shares, class B shares and class C shares on June 28, 2021.

(e)Future accounting policy changes
(i)IFRS 17
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which will replace IFRS 4 and will be applied retrospectively. In June 2020, the IASB issued the amendment to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. In addition, the IASB extended the exemption for qualifying insurers to apply IFRS 9 Financial Instruments (“IFRS 9”), so that both IFRS 9 and IFRS 17 will have the same effective date.
IFRS 17 sets out the requirements for the recognition, measurement, presentation and disclosures of insurance contracts a company issues and reinsurance contracts it holds.
The future profit for providing insurance coverage is recognized in profit or loss over time as the insurance coverage is provided.
IFRS 17 will affect how the Company accounts for its insurance contracts and how it reports financial performance in the Statements of Operations within the interim financial statements. The Company continues to assess the impact of IFRS 17, which is expected to have a significant impact on the timing of earnings recognition, as well as presentation and disclosure, for its insurance contracts.
(ii)IFRS 9
In July 2014, the IASB published the complete version of IFRS 9, which replaces IAS 39 and is effective for annual periods beginning on or after January 1, 2018, with retrospective application. IFRS 9 provides changes to the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance. In September 2016, the IASB issued an amendment to IFRS 4 to provide qualifying insurance companies with an optional temporary exemption from applying IFRS 9.

In December 2021, the IASB published a narrow-scope amendment to IFRS 9, which allow insurers to apply the classification overlay to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on the initial application of IFRS 9 and IFRS 17.

The Company has taken the temporary exemption to apply IFRS 9 until IFRS 17 is adopted on January 1, 2023 on the basis that the Company’s activities are predominantly connected with insurance, and it has not previously applied IFRS 9. The percentage of the total carrying amount of the liabilities connected with insurance relative to the total carrying amount of all its liabilities was less than or equal to 90 per cent but greater than 80 per cent, and the Company determined that it did not engage in a significant activity unconnected with insurance.
The Company is currently assessing the impact of implementing IFRS 9.

(iii)Amendments to IAS 1
In February 2021, IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of the adoption of these amendments on the interim financial statements.

(iv)Amendments to IAS 8
In February 2021, IASB published 'Definition of Accounting Estimates (Amendments to IAS 8)' to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after 1 January 2023. The Company is currently assessing the impact of the adoption of these amendments on the interim financial statements

(v)Amendments to IAS 12
In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes. The amendments relate to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The amendments are effective for annual reporting period beginning on or after January 1, 2023. The Company is evaluating the impact of the adoption of these amendments on its interim financial statements

(f)Impact of COVID-19
Since the outbreak of COVID-19, emergency measures taken in response to the spread of the virus have resulted in significant disruption to business operations globally, resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility and weakness. The governments have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. These developments are constantly evolving and the duration and impact of the COVID-19 pandemic is highly uncertain and cannot be predicted at this time but could have a material impact on the future performance of the assets. Where COVID-19 relates to our business, specifically in valuing our insurance and reinsurance liabilities, we have allowed for identified deaths but we have not made any changes to our longevity assumptions as it remains too early to quantify the potential long-term impacts from COVID-19 on longevity.

NOTE 3. FINANCIAL INSTRUMENTS
a)Summary of cash and cash equivalents, investments and derivative assets and liabilities
The summary of financial assets and financial liabilities is as follows:

	2022
AS AT MAR. 31 US$ MILLIONS	FVTPL[1]	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$—	$—	$35	$35
Cash equivalents	—	—	288	288
Total cash and cash equivalents	—	—	323	323

Derivatives
Foreign exchange forwards	20	—	—	20
Cross currency swaps	1	—	—	1
Options	52	—	—	52
Total derivative assets	73	—	—	73

Debt securities
Bonds
Government	361	740	—	1,101
Corporate	1,443	647	—	2,090
Private debt	—	134	—	134
Total debt securities	1,804	1,521	—	3,325

Common shares	—	324	—	324
Preferred shares	27	13	—	40
Private equity and other	—	193	—	193
Total equity	27	530	—	557

Total loans and receivables	—	—	875	875
Total investments	1,831	2,051	875	4,757

Reinsurance funds withheld	4,786	—	—	4,786

Bond futures	(10)	—	—	(10)
Total derivative liabilities	(10)	—	—	(10)

Funds withheld liabilities	(12)	—	—	(12)
1. All financial instruments measured at FVTPL have been designated as FVTPL at initial recognition except for derivative assets and liabilities, which are financial assets that are held for trading.

	2021
AS AT DEC. 31 US$ MILLIONS	FVTPL[1]	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$—	$—	$320	$320
Cash equivalents	—	—	73	73
Total cash and cash equivalents	—	—	393	393

Derivatives
Foreign exchange forwards	10	—	—	10
Bond futures	9	—	—	9
Options	127	—	—	127
Total derivative assets	146	—	—	146

Debt securities
Bonds
Government	377	1,287	—	1,664
Corporate	1,586	306	—	1,892
Private debt	—	208	—	208
Total debt securities	1,963	1,801	—	3,764

Common shares	—	244	—	244
Preferred shares	4	14	—	18
Private equity and other	—	278	—	278
Total equity	4	536	—	540

Total loans and receivables	—	—	639	639
Total investments	1,967	2,337	639	4,943

Reinsurance funds withheld	4,650	—	—	4,650

Interest rate swaps	(1)	—	—	(1)
Total derivative liabilities	(1)	—	—	(1)

Funds withheld liabilities	(12)	—	—	(12)
1. All financial instruments measured at FVTPL have been designated as FVTPL at initial recognition except for derivative assets and liabilities, which are financial assets that are held for trading.

The Company assesses that the carrying value of the financial assets measured by amortized cost approximates their fair value.

AFS investments and investments measured at amortized cost are individually evaluated for impairment in establishing the allowance for impairment. For the three months ended March 31, 2022, the Company did not incur any impairment expense (March 31, 2021 – $Nil).

b)Fair value hierarchy
Investments measured at fair value are classified in accordance with a valuation hierarchy that reflects the significance of the inputs used in determining their fair value, as per IFRS 13 Fair Value Measurement. Under Level 1 of this hierarchy, fair value is derived from unadjusted quoted prices in active markets for identical investments. Under Level 2, fair value is derived from market inputs that are directly or indirectly observable other than unadjusted quoted prices for identical investments. Under Level 3, fair value is derived from inputs that are not based on observable market data.
The following sets out the financial assets and financial liabilities classified in accordance with the above-mentioned fair value hierarchy, excluding financial assets and financial liabilities that are carried at amortized cost.

	2022
AS AT MAR. 31 US$ MILLIONS	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss:
Bonds	$—	$1,804	$—	$1,804
Preferred shares	27	—	—	27
Derivative assets	—	73	—	73
Reinsurance funds withheld	—	4,786	—	4,786
Available for sale:
Bonds	644	743	—	1,387
Private debt	—	—	134	134
Common shares	324	—	—	324
Preferred shares	3	—	10	13
Private equity and other	—	62	131	193

Total financial assets	$998	$7,468	$275	$8,741

Financial liabilities
Fair value through profit or loss:
Derivative liabilities	(10)	—	—	(10)
Funds withheld liabilities	—	(12)	—	(12)
Total financial liabilities	$(10)	$(12)	$—	$(22)

	2021
AS AT DEC. 31 US$ MILLIONS	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit or loss:
Bonds	—	1,963	—	1,963
Preferred shares	4	—	—	4
Reinsurance funds withheld	—	4,650	—	4,650
Derivative assets	9	137	—	146
Available for sale:				—
Bonds	1,165	428	—	1,593
Preferred shares	3	1	10	14
Common shares	244	—	—	244
Private debt	—	—	208	208
Private equity and other	—	31	247	278

Total financial assets	$1,425	$7,210	$465	$9,100

Financial liabilities
Fair value through profit or loss:
Derivative liabilities	—	(1)	$—	(1)
Funds withheld liabilities	—	(12)	—	(12)
Total financial liabilities	$—	$(13)	$—	$(13)

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

Type of Asset	Valuation Techniques and Key Inputs
Bonds and other equities
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Derivative assets/Derivative liabilities	Foreign currency forward contracts—discounted cash flow model—forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.

Valuation model is based on interest rate contracts—discounted cash flow model—forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.

Reinsurance funds withheld
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Funds withheld liabilities
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

The Company performs initial and ongoing analysis and review of the valuation techniques utilized in determining fair value to ensure that they are appropriate and consistently applied, and that the valuation assumptions are reasonable. The Company analyzes and reviews the data, assumptions and valuation model to ensure that the fair value represents a reasonable estimate as at reporting period end and to monitor controls around fair value measurement, which includes quantitative and qualitative analysis and is overseen by the Company’s investment and accounting personnel.
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the Company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

Type of Asset	Valuation Techniques	Significant Unobservable Inputs	Significant unobservable inputs and relationship of unobservable inputs to fair value
Private equity	Discounted cash flows	• Future cash flows The future cash flows are based on cash flows flowing to the underlying investment • Discount rate The discount rate reflects the inherent risk of the underlying investment	• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value
Private debt	Discounted cash flows	• Future cash flows
The future cash flows include expected interest and principal payments.

• Discount rate
The discount rate reflects the credit spreads used and the liquidity conditions of the debt instrument.
• Increases (decreases) in future cash flows increase (decrease) fair value • Increases (decreases) in discount rate decrease (increase) fair value

There were no transfers between Level 1, Level 2 or Level 3 during the periods ended March 31, 2022 and December 31, 2021.

NOTE 4. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the Company's investments in associates during the period:

FOR THE THREE MONTHS ENDED MAR. 31 2022 US$ MILLIONS
Balance, beginning of period	$344
Additions	253
Share of net income	13
Share of comprehensive loss	(17)
Balance, end of period	$593
The Company's equity accounted investment relates to its investment in AEL Holdings. AEL Holdings, through its wholly-owned subsidiaries, is a leading issuer of fixed index annuities through independent agents, banks and broker-dealers in the United States with its corporate headquarters in Des Moines, Iowa.
During the period, the Company purchased an additional 6,775,000 shares of common stock of AEL Holdings. The Company acquired the additional shares at a price of $37.33 per share, being AEL Holdings' adjusted book value as of September 30, 2021, for total consideration of $253 million.
The Company's ownership interest in AEL Holdings is 17%. The Company accounts for AEL Holdings using the equity method of accounting by recognizing its share of income and OCI from its weighted average ownership interest in the equity accounted investment one quarter in arrears, which is the most up to date information available to the Company.
AEL Holdings' shares are traded on the New York Stock Exchange. The fair value of the Company's shares in AEL Holdings is $634 million based on the quoted price as at March 31, 2022. The Company did not receive dividends from AEL Holdings during the three months ended March 31, 2022.

NOTE 5. DEFERRED ACQUISITION COSTS
The following table presents movement in deferred acquisition costs and the impact on expenses:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
Deferred acquisition costs, beginning of period	$776	$—
Costs capitalized under reinsurance contracts	34	—
Amortization and other	(9)	—
Deferred acquisition costs, end of period	$801	$—

NOTE 6. INSURANCE RESERVES
The Company’s insurance reserves are as follows:

AS AT MAR. 31, 2022 AND DEC. 31, 2021 US$ MILLIONS	2022	2021
Gross	$8,512	$8,497
Reinsurance assets	(148)	(169)
Total insurance reserves	$8,364	$8,328
Reinsurance assets reflect immediate and deferred annuity payments ceded under the longevity reinsurance and quota share reinsurance arrangements.

The following table summarizes the movement between insurance reserves for the periods ended March 31, 2022 and March 31, 2021 by its major components:

FOR THE THREE MONTH ENDED MAR. 31 2022 US$ MILLIONS	Gross reserve	Reinsurance assets	Net
Beginning of period	$8,497	$169	$8,328
Changes during the period
New business	307	—	307
Normal changes	(350)	(23)	(327)
Management actions and changes in assumptions	36	—	36
	(7)	(23)	16
Impact of foreign exchange[1]	22	2	20
Balance at end of period	$8,512	$148	$8,364

FOR THE THREE MONTHS ENDED MAR. 31 2021 US$ MILLIONS	Gross reserve	Reinsurance assets	Net
Beginning of period	$1,339	$190	$1,149
Changes during the period
New business	3	—	3
Normal changes	(100)	(15)	(85)
Management actions and changes in assumptions	4	—	4
	(93)	(15)	(78)
Impact of foreign exchange[1]	18	3	15
Balance at end of period	$1,264	$178	$1,086
1.Foreign currency translation reported as a separate component of other comprehensive income.
Under fair value accounting required by our Canadian PRT business, movement in the fair value of the supporting assets is a primary driver of the movement of insurance reserves. In a duration matched portfolio, changes in the fair value of assets are largely offset by corresponding changes in the fair value of liabilities. The change in the value of the insurance reserves associated with the change in the value of the supporting assets is included within normal changes above. The insurance reserve from reinsurance activities is not sensitive to the fair value of the supporting assets under US GAAP reserve methodology.
For the period ended March 31, 2022, the gross reserves consist of $2.1 billion from BAC, $1.6 billion from NER Ltd. and $4.8 billion from NER SPC. The net insurance reserves was relatively stable compared to the prior period quarter. The increase in net insurance reserves was mainly due to the impact of new business of $307 million, offset by the negative impact of normal changes of $327 million which was primarily driven by the market value changes from increases in interest rates. Management actions and changes in assumptions increased reserves by $36 million, resulting in a net increase in reserves for the quarter, before the impact of foreign exchange, of $16 million.
For the period ended March 31, 2021, the main contributors to the decrease in net insurance reserves were the impact of normal changes of $85 million, which related to the rise in interest rates in the period, partially offset by new business of $3 million and management actions and changes in assumptions of $4 million, which related to reinvestment assumptions.

NOTE 7. CORPORATE BORROWINGS
The Company and its subsidiaries have bilateral revolving credit facilities backed by global banks. The total available amount on the credit facilities is $150 million. The credit facilities are available in U.S. and Canadian dollars and advances under the credit facilities bear interest at the specified LIBOR, CDOR, or bankers’ acceptance rate plus a spread. The credit facilities have a maturity date of June 28, 2024. As at March 31, 2022, $43 million was drawn on the bilateral credit facilities.
In addition, the Company has a $750 million 364-day revolving credit facility for the purpose of temporarily warehousing investments that will ultimately be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings. As at March 31, 2022, $708 million was drawn.
The facilities require the Company to maintain a minimum net worth covenant. At at March 31, 2022, the Company was in compliance with its financial covenants.
The Company also has a revolving credit facility with Brookfield that as at March 31, 2022 permitted borrowings of up to $400 million. As at March 31, 2022, there were no amounts drawn on the facility.

NOTE 8. EARNINGS PER SHARE
Basic earnings per class C share for the period ended March 31, 2022 have been calculated using the weighted average number of class C shares outstanding of 23,544,548, and represent the class C shares outstanding for the period.
The components of basic earnings per share are summarized in the following table:

FOR THE THREE MONTHS ENDED MAR. 31 2022 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2022
Net income for the period	$128
Attributable to:
Class A exchangeable and Class B shareholders	2
Class C shareholders	126
Earnings per share per class C share - basic	$5.37

NOTE 9. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties.
a)BAM Re agreements
Brookfield provided to the Company an equity commitment in the amount of $2 billion to fund future growth, which the Company may draw on from time to time. As of March 31, 2022, there was no amount drawn under the equity commitment.
As of March 31, 2022, there were no amounts drawn on the credit facilities under the Brookfield Credit Agreement.
The Company entered into the Support Agreement on June 28, 2021. The base fee for the three months ended March 31, 2022 was $Nil .

The Company entered into the Rights Agreement on June 28, 2021. The base fee for the three months ended March 31, 2022 was $Nil .
The Company entered into the Administration Agreement on June 28, 2021. The base fee for the three months ended March 31, 2022 was $0.3 million.
The Company entered into an Investment Management Agreement with Brookfield on June 28, 2021. The base investment management fee for the three months ended March 31, 2022 was $4 million.
The Company entered into the Brookfield Licensing Agreement on June 28, 2021. The base fee for the three months ended March 31, 2022 was $Nil.
b)Other related party transactions
On March 10, 2020, BAC entered into a lease arrangement with Brookfield Properties (Canada) Inc. (“BPO”), a related party of Brookfield. The lease arrangement was conducted in the normal course of operations and on market terms. The amount paid to BPO for the leased office facilities and building maintenance for the three months ended March 31, 2022 totaled $0.1 million (March 31, 2021 - $0.1 million). As at March 31, 2022, lease liabilities relating to this arrangement were $2 million (March 31, 2021 – $1 million).

BAC entered into outsourcing arrangements with Brookfield related to information technology, investment fund management, building maintenance, and internal audit services. The amount paid to Brookfield for these services for the three months ended March 31, 2022 totaled $0.2 million (March 31, 2021 – $0.2 million). Amounts due to Brookfield related to outsourcing arrangements at March 31, 2022 totaled $0.1 million (March 31, 2021 – $Nil).

During the quarter, subsidiaries of the Company purchased investments of $67 million from Brookfield and its subsidiaries. Investment transactions with related parties are accounted for in the same manner as those with unrelated parties in the interim financial statements.
On January 7, 2022, Brookfield International Holdings Inc. ("BIHI"), a subsidiary of Brookfield, issued a $255 million loan to NER SPC.
During the quarter, NER SPC made a $325 million partial repayment of its outstanding loan balance with BIHI.

On March 30, 2022, BIHI advanced BAM Re Holdings $60 million via a promissory note repayable within 6 months.

During the quarter, the Company had net drawings of approximately $54 million on the deposit to fund new reinsurance and PRT transactions, as well as various investments. The Company had $10 million of cash on deposit with wholly-owned subsidiaries of Brookfield as at March 31, 2022.

NOTE 10. SEGMENT REPORTING
Effective in the fourth quarter of 2021, the Company's operations are organized into two operating segments: Reinsurance and PRT. These segments are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. Prior to this, operations were attributable to one segment: Insurance. During the fourth quarter of 2021, management entered into significant reinsurance arrangements and thus, reporting to the CODM was changed. The prior year results have been restated to reflect this change.
The key measure used by the CODM in assessing performance and in making resource allocation decisions is Distributable Operating Earnings ( "Distributable Operating Earnings", or "DOE").

Distributable Operating Earnings is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, income from equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of adjusted earnings from our investments in associates. DOE allows the CODM to evaluate the Company’s segments on the basis of return on invested capital generated by its operations and allows the Company to evaluate the performance of its segments
The tables below provide each segment’s results in the format that the CODM reviews its reporting segments to make decisions and assess performance.

FOR THE THREE MONTHS ENDED MAR. 31, 2022 US$ MILLIONS	Reinsurance[1]	Pension Risk Transfer[2]	Total
Net premiums	$229	$109	$338
Other net investment income, including funds withheld	37	34	71
Segment revenues	266	143	409
Proportionate share of equity accounted investment adjusted earnings	16	—	16
Benefits paid on insurance contracts, net	(104)	(30)	(134)
Changes in insurance reserves, net	(136)	(109)	(245)
Other reinsurance expenses	(27)	—	(27)
Operating expenses excluding transactions costs	(5)	(3)	(8)
Interest expense	(6)	—	(6)
Segment DOE	4	1	5
Corporate expenses			(4)
Income tax expense			(5)
Transaction costs			(4)
Other mark-to-market on investments and derivatives			128
Other corporate activities			11
Less: Proportionate share of equity accounted investment adjusted earnings			(16)
Add: Income from equity accounted investments			13
Net income			$128

1.Net premiums in our Reinsurance segment are attributed to insurance contracts assumed from other companies.
2.Net premiums in our PRT segment include $1 million of insurance contracts ceded to other counterparties.

FOR THE THREE MONTHS ENDED MAR. 31, 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer[1]	Total
Net premiums	$—	$3	$3
Other net investment income, including funds withheld	—	(66)	(66)
Segment revenues	—	(63)	(63)
Benefits paid on insurance contracts, net	—	(11)	(11)
Changes in insurance reserves, net	—	78	78
Other reinsurance expenses	—	—	—
Operating expenses excluding transactions costs	—	(3)	(3)
Segment DOE	—	1	1
Income tax expense			(1)
Other mark-to-market on investments and derivatives			3
Net income			$3

Our Reinsurance business is focused primarily on the reinsurance of annuity-based products and transacts with direct insurers and other reinsurers.
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, liabilities and common equity attributable to each segment.

AS AT MAR.31, 2022 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets, excluding equity accounted investments	$7,405	$2,382	$1,189	$10,976
Equity accounted investments	593	—	—	593
Liabilities	6,878	2,164	1,080	10,122
Common equity	1,120	218	109	1,447

AS AT DEC.31, 2021 US$ MILLIONS	Reinsurance	Pension Risk Transfer	Other[1]	Total
Assets, excluding equity accounted investments	$7,577	$2,473	$1,099	$11,149
Equity accounted investments	344	—	—	344
Liabilities	6,803	2,269	986	10,058
Common equity	1,118	204	113	1,435
1. Other represents assets, liabilities and common equity attributable to other activities that do not constitute a segment.

NOTE 11. FINANCIAL COMMITMENTS
As at March 31, 2022, subsidiaries of the Company had loan commitment agreements with third parties to the maximum of $484 million exclusive of taxes and other operating expenses (2021 - $463 million). As at March 31, 2022, $119 million was loaned (December 31, 2021 - $81 million). The amount were recognized as loans and receivables and unrated bonds.

NOTE 12. CAPITAL MANAGEMENT
Capital management is the on-going process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company takes an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The enterprise risk management framework includes a capital management policy that describes the key processes related to capital management. The capital management policy is reviewed at least annually and approved by the Board of Directors. The operating capital levels are determined by the Company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, stress techniques that include the Financial Conditions Testing (“FCT”) are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.

BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by OSFI. The LICAT ratio compares the regulatory capital resources of a company to its Base Solvency Buffer or required capital. The total capital resources are provided by the sum of Available Capital, Surplus Allowance and Eligible Deposits.
NER SPC is required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
NER Ltd. is required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the Bermuda Monetary Authority ("BMA"). The Enhanced Capital Requirement ("ECR") is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of the company's business.
The Company has determined that it is in compliance with all capital requirements as at March 31, 2022 and December 31, 2021.

NOTE 13. SUBSEQUENT EVENTS
On April 1, 2022, the Company and its subsidiaries increased the warehoused investment facility from $750 million to $1 billion.
In late April, the Company closed on a $1 billion, 364-day financing facility. As of the date of this report, there were no drawings on the facility.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”), dated as of May 16, 2022, covers the financial position as of March 31, 2022 and December 31, 2021 and the results of operations for the three months ended March 31, 2022 and March 31, 2021 which are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The information in this MD&A should be read in conjunction with the Unaudited Interim Condensed Combined Consolidated Financial Statements (“the interim financial statements”) as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and March 31, 2021.
Unless the context requires otherwise, when used in this MD&A, the terms “we”, “us”, “our”, or the “company” means Brookfield Asset Management Reinsurance Partners Ltd. together with all of its subsidiaries and the term “Brookfield” means Brookfield Asset Management Inc., its subsidiaries and controlled companies and any investment fund sponsored, managed or controlled by Brookfield Asset Management Inc. or its subsidiaries, and does not, for greater certainty, include us or Oaktree Capital Group, LLC and Atlas OCM Holdings, LLC and its subsidiaries.

In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information”.

Overview of Our Business
Our company is an exempted company limited by shares incorporated under the laws of Bermuda on December 10, 2020. Our company was established by Brookfield to own and operate a leading reinsurance business focused on providing capital-based and annuity solutions to insurance and reinsurance companies and pension risk transfer products for pension plan sponsors. In doing so, the Company seeks to match long-duration liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well-suited for this purpose. Our business is presently conducted through our subsidiaries under two operating segments, which we refer to as our reinsurance business and our PRT business. Our reinsurance business currently focuses on annuities-based products. Over time, we may look for opportunities to expand our reinsurance business to cover other longer-duration products such as life insurance and structured settlements.

Reinsurance
Within our reinsurance business, we are focused primarily on the reinsurance of annuity-based products, and will primarily seek to transact with direct insurers and other reinsurers operating in North America and Western Europe.
Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (1) transfer insurance risk off of a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite (2) stabilize a ceding company’s operating results, (3) assist the cedant in achieving applicable regulatory requirements, and (4) optimize the overall financial strength and capital structure of the cedant.

Reinsurance may be structured as a block transaction, pursuant to which a reinsurer contractually assumes assets and liabilities associated with an in-force book of business, or as a flow arrangement, pursuant to which a reinsurer contractually agrees to assume assets and liabilities for future business.
We primarily seek to reinsure three types of annuity products: fixed annuities, fixed index annuities and payout annuities.
Fixed Annuities
A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate.
Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.
Fixed Index Annuities
A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return).
Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities
A payout annuity is an income-generating insurance product. In exchange for a lump-sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes, or a specified period of time.
Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We operate our reinsurance business through licensed operating companies, North End Re (Cayman) SPC (“NER SPC”) and North End Re Ltd (“NER Ltd.”). As of the date of this MD&A, our subsidiaries have reinsurance and retrocession agreements with two third parties to reinsure a block of U.S. annuities and fixed indexed annuities. As of March 31, 2022, NER SPC and NER Ltd. had $4.8 billion and $1.6 billion of insurance reserves, respectively.

Pension Risk Transfer
PRT is the transfer by a corporate sponsor of the risks (or some of the risks) associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk, which is the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump-sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.

A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer, and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risk.
Insurers earn income on buy-out and buy-in group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is operated through Brookfield Annuity Company (“BAC”), a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. BAC is led by a team of experts in group annuities, pensions, insurance and investments.
BAC was incorporated in August 2016 and wrote its first group annuity policy in the first quarter of 2017. As of March 31, 2022, BAC had $2.1 billion (December 31, 2021 - $2.2 billion) of policyholder reserves.
Life Insurance
Although today our business is focused primarily on annuity-based products, in the future we may look to expand our reinsurance business to cover other longer-duration products, including life insurance. Life insurance is a contract between an insurer and the insured person in which the insurer guarantees payment of a death benefit to named beneficiaries in exchange for premiums paid by the insured person. Insurers generate income based upon the income earned on assets invested in connection with the policy, relative to the cost of administration and the death benefit paid.
The following financial data is derived from our interim financial statements that are prepared in accordance with IAS 34. Non-IFRS measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in U.S. Dollars.
Continuity of Interest
Our company was established on December 10, 2020 by Brookfield, and on June 28, 2021 Brookfield completed the Spin-off of the company by way of a special dividend to holders of Brookfield’s Class A and Class B Limited Voting Shares. Prior to the Spin-off, Brookfield controlled the portion of our business that was spun off to form our company (the “Business”). The Business transferred in connection with the Spin-off represented common control transactions recorded at historical carrying values. In accordance with the company accounting policy, the company has reflected the Business in its financial position and results of operations using Brookfield’s carrying value, prior to the Spin-off. To reflect this continuity of interest, the interim financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the company, including the adjustments associated with the Spin-off and the execution of several agreements. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.

Basis of Presentation
The company holds a direct 100% ownership interest in BAM Re Holdings Ltd., which holds the company’s interest in its operating subsidiaries. Through its operating subsidiaries, the company provides annuity-based reinsurance products to insurance and reinsurance companies and acts as a direct issuer of PRT products for pension plan sponsors. The principal operating entities of the company generally maintain their own independent management and infrastructure.

Key Financial Data
The following present key financial data of the company:

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
Gross premiums	$338	$3
Net income	128	3
Distributable Operating Earnings[1,2]	13	1
AUM[3]	10,472	1,348
Excess Capital[1]	687	18
Net Reserve Capital[1]	760	94

1.Distributable operating earnings, excess capital, and net reserve capital are Non-IFRS measures. See “Reconciliation of Non-IFRS Measures”.
2.Distributable operating earnings for 2022 is inclusive of $23 million relating to activities outside of our two operating segments.
3.AUM is a performance metric. See "Operating Metrics".

Operating Results and Financial Review
CONSOLIDATED RESULTS OF OPERATIONS
Comparison of the Three Months Ended March 31, 2022 and 2021
The following table summarizes the financial results of our business for the three months ended March 31, 2022 and 2021.

AS AT AND FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
Premiums
Gross	$338	$3
Ceded	—	—
Net premiums	338	3
Net investment income, including funds withheld	(14)	(63)
Total revenues	324	(60)
Income from equity accounted investments	13	—
Benefits paid on insurance contracts
Gross	138	17
Ceded	(3)	(6)
Change in insurance reserves
Gross	(7)	(93)
Ceded	23	15
Other reinsurance expenses	27	—
Operating expenses	17	3
Interest expense	9	—
Total benefits and expenses	204	(64)
Net income before income taxes	133	4
Current tax expense	(1)	—
Deferred tax expense	(4)	(1)
Net income for the period	$128	$3
Three months ended March 31, 2022 vs. 2021
For the three months ended March 31, 2022, we reported net income of $128 million, compared to net income of $3 million for the prior year period.
Gross premiums increased by $335 million for the three months ended March 31, 2022, relative to the same period in 2021. The increase included $205 million of new premiums related to the two large-block reinsurance transactions closed in the third and fourth quarter of 2021 and a higher volume of PRT deals closed compared to the prior year period. During the quarter, the company closed 7 PRT deals (March 31, 2021 - 1), representing $109 million of premiums.

Net investment loss including funds withheld decreased by $49 million for the three months ended March 31, 2022, relative to the same period in 2021. Net investment loss is comprised of interest and dividends received, as well as realized and unrealized gains and losses on financial instruments. Interest and dividends received increased reflecting the growth in the investment portfolio. The increase in the unrealized loss in the quarter is primarily due to negative mark to market movements on the investments measured under fair value through profit as loss as a result of rising interest rates and market volatility experienced during the quarter. Due to the duration of our investment portfolio being slightly shorter than the duration of our insurance contract liabilities, the negative mark-to-market on the investment portfolio was more than offset by the changes in our reserve balances. Unrealized losses were also partially offset by realized gains on the unwind of corporate hedges, which totaled $108 million in the quarter.
Equity accounted income of $13 million related to the company's investment in the common equity of American Equity Investment Life Holding Company (“AEL Holdings”). During the period, the Company purchased an additional 6,775,000 shares of common stock of AEL Holdings for total consideration of $253 million. The Company's ownership interest in AEL Holdings is approximately 17%. The equity accounted income represents our weighted average proportionate share of AEL Holdings' net income for the three months ended December 31, 2021, which is the most up to date information available to the Company.
Gross benefits paid to policyholders increased by $121 million for the three months ended March 31, 2022, relative to the same period in 2021. The increase is due to the two reinsurance transactions closed in the third and fourth quarter of 2021 and an increase in annuitants in-pay in new PRT business since the prior year period. Ceded benefits represent amounts received from reinsurers. Ceded benefits for the three months ended March 31, 2022 decreased by $3 million as a result of the maturity of certain deferred financing arrangements since the prior year period.
The gross change in insurance reserves in the three months ended March 31, 2022 increased by $86 million compared to the same period in 2021, primarily due to flow business from our reinsurance transaction closed in the fourth quarter of 2021 and new PRT transactions closed during the quarter, which were offset by the negative mark-to-market movement on insurance reserves within our PRT business.
Other reinsurance expenses, which includes ceding commissions and sales inducements, increased by $27 million in 2022 compared to the same period in 2021 due to the reinsurance transactions closed over the last twelve months, resulting in additional reinsurance related expenses settled during the period.
Operating expenses increased by $14 million in 2022 compared to the same period in 2021 as a result of additional personnel, professional services and transaction expenses related to the growth of our business.
During the period, DOE increased $12 million to $13 million. The increase was driven by net investment income on our corporate investments and contributions from our investment in AEL Holdings. Over the coming quarters, we expect to earn increased DOE from spread earnings within our recently closed Reinsurance and PRT transactions as we redeploy the capital into higher yielding alternative strategies.

CONSOLIDATED FINANCIAL POSITION
Comparison as at March 31, 2022 and December 31, 2021
The following table summarizes the financial position as at March 31, 2022 and December 31, 2021:

AS AT MAR. 31, 2022 AND DEC. 31, 2021 US$ MILLIONS	2022	2021
Assets
Cash and cash equivalents	$323	$393
Investments	4,757	4,943
Reinsurance funds withheld	4,786	4,650
Equity accounted investments	593	344
Deferred acquisition costs	801	776
Reinsurance assets	148	169
Derivative assets	73	146
Property and equipment	2	2
Other assets	86	70
Total assets	11,569	11,493
Liabilities
Insurance reserves	8,512	8,497
Due to related parties	417	467
Reinsurance payable	68	75
Corporate borrowings	751	693
Deferred revenue	81	82
Liabilities issued to reinsurance entities	235	167
Other liabilities	58	77
Total liabilities	10,122	10,058
Total equity	1,447	1,435
Total liabilities and equity	$11,569	$11,493
March 31, 2022 vs. December 31, 2021
Cash decreased by $70 million during the quarter primarily as a result of the purchase of additional corporate investments.
Investments decreased by $186 million over the three months, primarily as a result of the negative mark-to market movements on fair valued investments.
The increase in equity accounted investments of $249 million related to the additional investment in AEL Holdings and our proportionate share of AEL Holdings' net earnings for the period.

Deferred acquisition costs increased by $25 million as a result of commissions and ceding costs related to flow business within our reinsurance transactions. Costs that were directly related to these reinsurance contracts were capitalized as deferred acquisition costs to the extent that they are recoverable from gross profits. Deferred acquisitions costs are amortized over the life of the policies in proportion to the estimated gross profits.
Insurance reserves remained inline with December 31, 2021, as the increase as a result of new business written in the quarter was largely offset by the negative mark-to-market on the fair value of reserves within our PRT business.
Corporate borrowings increased by $58 million during the period primarily as a result of additional drawings on the Company's 364-day revolving credit facility for the purpose of temporarily warehousing attractive investment opportunities that will be transferred into our insurance investment portfolios in the near term. The facility borrowings are secured by the underlying investments related to the credit facility drawings.
Liabilities issued to reinsurance entities relate to debt and preferred securities issued by consolidated structured entities that our reinsurance treaties have invested in. The increase of $68 million relates to new debt and preferred securities issued to our reinsurance investment portfolios during the period.
AUM increased to $10.5 billion as a result of growth from new Reinsurance and PRT business and corporate investments made during the quarter.
Excess Capital is the amount of capital in the business that is not currently supporting insurance contracts within regulated insurance entities. Excess capital includes the Company's investment in AEL Holdings and other corporate investments.
Net reserve capital is the capital within our company that supports our insurance reserves, and increased during the period as the Company provided further capital to its operating subsidiaries in support of new transactions closed.
SEGMENT REVIEW
The Company's operations are organized into two operating segments: Reinsurance and PRT.
We measure operating performance primarily using DOE which measures our ability to acquire net pension assets at a positive margin, and invest these assets at a return that is greater than the accretion of the annuitants’ liabilities.
Reinsurance
The following table presents Distributable Operating Earnings of our Reinsurance segment for the periods ended March 31, 2022 and 2021:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
DOE	4	—
For the three months ended March 31, 2022
The company's Reinsurance operating companies commenced their operations in 2021 and closed its first two large-block transactions in the last four months of 2021. The Company received cash and cash equivalents upon close of the transactions, and to date, we have redeployed over $5 billion of the assets, actively increasing our net investment yield relative to our cost of funds. We expect Distributable Operating Earnings from our Reinsurance segment to grow in the coming quarters as the assets received upon closing benefit from the deployment into our higher-yielding investment strategies.

Pension Risk Transfer
The following table presents Distributable Operating Earnings of our PRT segment for the three months ended March 31, 2022 and 2021:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
DOE	1	1
Comparison of the three months ended March 31, 2022 and 2021
During the period, the company closed 7 PRT deals (March 31, 2021 - 1), representing $109 million of premiums. The increase in spread earnings from the prior quarter was offset by additional costs as we scale our PRT business.
Liquidity and Capital Resources
CAPITAL RESOURCES
We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, and access to the company’s third-party credit facility, and our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our liquidity for the periods noted below consisted of the following:

AS AT MAR. 31, 2022 AND DEC. 31, 2021 US$ MILLIONS	2022	2021
Cash and cash equivalents	$323	$393
Corporate financial assets	322	243
Undrawn credit facilities	507	313
Total corporate liquidity	$1,152	$949
As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. As part of the Spin-off, Brookfield provided to the Company an equity commitment in the amount of $2.0 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of class C shares or junior preferred shares. In addition, in connection with the Spin-off we entered into a credit agreement with Brookfield as the lender, providing for a three year revolving $400 million credit facility in addition to our $150 million revolving credit facility with external banks. In late April, the Company closed on a $1 billion, 364-day financing facility further enhancing our liquidity. As of the date of this MD&A, there were no amounts drawn on either the Brookfield or 364-day financing facilities.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As at March 31, 2022, the company's cash and cash equivalents included $51 million of unrestricted cash resources that can be deployed to fund corporate activities as needed. We use the liquidity provided by our credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.

Comparison of the three months ended March 31, 2022 and 2021
The following table presents a summary of our cash flows and ending cash balances for the three months ended March 31, 2022 and 2021:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
Operating activities	$120	$(23)
Investing activities	(244)	40
Financing activities	53	25
Cash and cash equivalents
Cash and cash equivalents, beginning of the period	393	35
Net change during the period	(71)	42
Foreign exchange on cash balances held in foreign currencies	1	3
Cash and cash equivalents, end of the period	$323	$80
Operating Activities
For the three months ended March 31, 2022, we generated $120 million of cash from operating activities compared to net cash used of $23 million during 2021. The greater amount of cash generated was primarily due to premiums written from new flow reinsurance and PRT transactions.
Investing Activities
For the three months ended March 31, 2022, we deployed $2.3 billion into new investments, which was primarily funded by the sale of liquid securities as we redeploy into higher-yielding strategies. The purchase and sales resulted in net deployment of $244 million of cash from investing activities compared to $40 million during 2021, as a result of higher volumes due to new business in the quarter and redeployment of assets received from treaties entered into the second half of 2021.
Financing Activities
For the three months ended March 31, 2022, we generated $53 million of cash from financing activities compared to $25 million generated in the same period in 2021. The cash generated in the current period primarily relates to additional borrowings to fund temporary corporate investments that will be transferred into our insurance entities in the near term.
Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As at March 31, 2022, our common equity was $1.4 billion and included approximately $191 million invested in Canadian dollars. All cumulative translation adjustments recorded for the three months ended March 31, 2022 and 2021 were related to foreign exchange movements on the Canadian dollar relative to the U.S. dollar.

As at March 31, 2022, we had a notional $1.2 billion (December 31, 2021 - $846 million) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 3, “Financial Instruments” of the interim financial statements.
Future Capital Obligations and Requirements
A subsidiary of the Company has loan commitment agreements to the maximum of $484 million exclusive of taxes and other operating expenses (December 31, 2021 - $463 million). As at March 31, 2022, $119 million was loaned (December 31, 2021 - $81 million). The amounts were recognized as loans and receivables and unrated bonds. For additional information, see Note 11, “Financial Commitment” of the interim financial statements.

Brookfield Operating Results
An investment in the class A exchangeable shares of the company is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in Brookfield. A summary of Brookfield’s 2022 first quarter operating results is provided below:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
Revenues	$23,126	$17,978
Net income	2,960	3,776
Each class A exchangeable share has been structured with the intention of providing an economic return equivalent to one Brookfield Class A Share. We therefore expect that the market price of the class A exchangeable shares should be impacted by the market price of Brookfield Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this MD&A, you should carefully consider the disclosure made by Brookfield in its continuous disclosure filings. Copies of the Brookfield’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at www.sec.gov or on SEDAR at www.sedar.com.
Industry Trends and Factors Affecting Our Performance
Pension Risk Transfer
The Canadian PRT market in which our PRT business currently operates has expanded over the last several years, with a growth rate of approximately 24% per annum since 2015. With over C$2.6 trillion of defined benefit plan assets under management according to Global Pension Assets Study - 2022 issued by Willis Towers Watson, we believe there are significant opportunities for us to grow our Canadian PRT business organically.
Life Insurance and Annuities
The annuities and life insurance industry in our target markets of North America and Western Europe consists of over $13 trillion of assets and is growing by approximately 4% annually. As described above, we will participate in this industry primarily by providing reinsurance of annuity-based products and PRT solutions and over time may look for opportunities to expand our reinsurance business into life insurance, structured settlements, and other long-duration products in order to take advantage of the growing industry. We believe the current trends present significant opportunities for us to grow our Reinsurance business.
•Low interest rates are differentiating those with access to higher-yielding investments. Insurers invest primarily in fixed income products and declining yields have put pressure on profitability, creating opportunities for those with higher-yielding alternative investment management capabilities to outperform. Through our relationship with Brookfield, we have access to a diverse portfolio of suitable higher-yielding alternative investment products.

•Many insurers are looking for ways to shift toward less asset-intensive insurance products. Given the capital-intensive nature of life and annuity liabilities, many insurance companies with diversified exposure are looking to reduce their exposure to life and annuity products, including through reinsurance, in order to free up capital that they can deploy in support of less asset-intensive products and business lines.
•Recent market conditions are exposing under-capitalized companies. Some writers of annuity products are facing higher hedging costs amidst volatile markets, and changes in regulatory standards are increasing the transparency of liability valuations in the current low-rate environment. This has necessitated a need to raise or otherwise free up capital, and the reinsurance market offers writers of annuity products an opportunity to do so. We have access to capital and are able to provide capital support to these companies.
•Public market valuations have compressed while capital needs have grown. Insurers are trading at cyclical lows on a book value basis, and given the prevailing market environment, are looking to partner with organizations like ours that can provide solutions to address capital needs.
Market Risk
Our Statements of Financial Position within our interim financial statements include substantial amounts of assets and liabilities whose fair values are subject to market risks. Our significant market risks are primarily associated with interest rates, foreign currency exchange rates and credit risk. The fair values of our investment portfolios remain subject to considerable volatility. The following sections address the significant market risks associated with our business activities.
Foreign Exchange Rate Risk
The company’s obligations under its insurance contracts are denominated in Canadian and United States dollars but a portion of the assets supporting these liabilities are denominated in non-Canadian and non-United States dollars. We manage foreign exchange risk using foreign exchange forwards. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
Our net assets are subject to financial statement translation into U.S. Dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income.
Interest Rate Risk
Interest rates currently remain at relatively low levels in many jurisdictions in which we operate. These rates may remain relatively low, but they may rise significantly at some point in the future, either gradually or abruptly. A sudden or unexpected increase in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.
The company manages interest rate risk through their asset liability management, which we refer to as ALM, the framework whereby the effective and key rate durations of the investment portfolio are closely matched to that of the insurance reserves. Within the context of the ALM framework, we use derivatives including interest rate swaps and futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
Credit Risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance. The company is primarily exposed to credit risk through its investments in debt securities.

We manage exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in our investment policy.
Insurance Risk
The company makes assumptions and estimates when assessing reinsurance and insurance risks, and significant deviations, particularly with regards to longevity and policyholder behavior, could adversely affect our business, financial condition, results of operations, liquidity and cash flows. All transaction terms are likely to be determined by qualitative and quantitative factors, including our estimates. If we reinsure a block of business, there can be no assurance that the transaction will achieve the results expected at the time of the block’s acquisition. These transactions expose us to the risk that actual results materially differ from those estimates.
We manage insurance risk through choosing whether to purchase reinsurance for certain amounts of risk underwritten within our pension risk transfer business, and we may also look to further reinsure certain amounts of risk we assume under our reinsurance agreements.
Legal Risk
In the future we may be parties in actions that routinely arise out of the normal course of business, including legal actions seeking to establish liability directly through insurance contracts or indirectly through reinsurance contracts issued by our subsidiaries. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe that such normal and routine litigation will have a material effect on our financial condition or results of operations. We are also involved from time to time in other kinds of legal actions, some of which assert or may assert claims or seek to impose fines and penalties. We believe that any liability that may arise as a result of other pending legal actions will not have a material effect on our within our interim financial statements.
Operational Risk
Operational risk is the potential for loss resulting from inadequate or failed internal processes, people and systems, or from external events. The company’s internal control processes are supported by the maintenance of a risk register and independent internal audit review. The risk of fraud is managed through a number of processes including background checks on staff on hire, annual code of conduct confirmations, anti-bribery training and segregation of duties.
We have significant outsourcing arrangements in respect of pension administration and other functions. These arrangements are subject to agreements with formal service levels, operate within agreed authority limits and are subject to regular review by senior management. Material outsourcing arrangements are approved and monitored by the Board of Directors.
Disaster recovery and business continuity plans have also been established to manage the company’s ability to operate under adverse conditions.
Impact of COVID-19
The World Health Organization declared COVID-19 to be a pandemic on March 11, 2020. To date, there have been restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. We continue to closely monitor the related developments in light of the economic environment. The longer-term impacts from COVID-19 will depend on future developments which are highly uncertain, constantly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts. Where COVID-19 relates specifically to our business, specifically in valuing our insurance and reinsurance liabilities, we have allowed for identified deaths but we have not made any changes to our longevity assumptions as it remains too early to quantify the potential long-term impacts from COVID-19 on longevity.

Critical Accounting Policy and Estimates
The preparation of the interim financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the year of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and used in preparing the interim financial statements, are summarized below:
i.Insurance reserves
Contract classifications
Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in accordance with IFRS 4 Insurance Contracts (“IFRS 4”) on the Statements of Financial Position within our interim financial statements. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are classified as either investment contracts or considered a service contract and are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement or IFRS 15 Revenue from Contracts with Customers, respectively. Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during the year, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.
Measurement
In accordance with IFRS 4, the Company has applied existing accounting practices for insurance and participating investment contracts, modified as appropriate to comply with the IFRS framework and applicable standards.
The long-term insurance reserves are calculated separately for each product type, based either on local regulatory requirements or existing local GAAP (at the later of the date of transition to IFRS or the date of the acquisition of the entity); and actuarial principles consistent with those applied in each local market.
Insurance reserves are determined by BAC using the Canadian Asset Liability Method (“CALM”), in accordance with the standards of the Canadian Institute of Actuaries (“CIA”) and as permitted by IFRS 4.

Insurance reserves represent the amount required to provide for future benefits payments and administrative expenses on policies in force with BAC. Insurance reserves are presented gross of reinsurance assets on the Statements of Financial Position within our interim financial statements. BAC’s Appointed Actuary is responsible for determining the amount of insurance reserves in accordance with standards established by the CIA. CALM is used to determine insurance reserves and incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation and inflation. Margins for adverse deviation are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions, and provide reasonable assurance that insurance reserves cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.
BAC has designated invested assets supporting insurance reserves as FVTPL or as loans and receivables. Since the value of the insurance reserves is determined by reference to the assets supporting those reserves, changes in the insurance reserves offset a significant portion of the changes in fair value of these FVTPL assets recorded in net income (loss).
Insurance reserves are determined by NER Ltd. using US GAAP reserve methodology, as permitted by IFRS 4. Insurance reserves are carried at the accumulated contract holder values without reduction for potential surrender or withdrawal charges. These are equal to the balance that accrues to the benefit of the policyholders as of the reporting date (commonly referred to as the account value), including policyholders’ accumulated net deposits plus a guaranteed rate of interest credited, less policyholder deaths and withdrawals. Insurance reserves are further evaluated using accepted actuarial valuation methods based on assumptions related to mortality, withdrawals, surrender and deposit rates, determined when the policies are assumed.
Insurance reserves are determined by NER SPC using US GAAP reserve methodology, as permitted by IFRS 4. Insurance reserves for fixed index annuity contracts (with embedded derivatives) are carried at fair value with an explicit margin added to the mortality, lapse and partial withdrawal assumptions. The host contract and the embedded derivative are bifurcated. The embedded derivative cash flows incorporate a risk margin and are discounted using a rate that reflects our own credit rating. The host contract is established at contract inception as the initial value less the initial fair value of the embedded derivative and accreted over the policy’s life. The host value’s accretion rate is updated each quarter so that the present value of the actual and expected guaranteed cash flows is equal to the initial host.
An additional liability is established for Life Income Benefit Rider (“LIBR”) benefits -withdrawals paid after the contract account value is exhausted. The liability accrues in proportion to contractual assessments using the crediting interest rate. The present value of expected excess benefits and assessments is projected over a range of stochastic equity scenarios. Retrospective unlocking is performed by replacing mean stochastic projected assessments and benefits with actual, revising projections of future experience and resolving for the portion of assessments required.
Key reserve assumptions are based on industry standard data adjusted to align with actual experience, if necessary. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish future policy benefit reserves. Due to the many assumptions and estimates used in establishing reserves, and the long-term nature of the reinsurance contracts, the reserving process, while based on standard actuarial practices, is inherently uncertain.

ii.Reinsurance assumed
NER Ltd. assumes insurance contracts under modified coinsurance arrangements (“Modco”). NER Ltd. generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
Assets and liabilities assumed under Modco are presented gross on the balance sheet. For insurance contracts, the change in assumed reserves and benefits are presented as change in insurance reserves on the Statements of Operations within our interim financial statements. Assumed premiums are included in premiums on the Statements of Operations within our interim financial statements. Expenses outside of account value, such as commissions and federal excise taxes, are included in other reinsurance expenses in the Statements of Operations.

NER SPC assumes insurance contracts under Modco and Coinsurance. NER SPC generally has the right of offset on reinsurance contracts but have elected to present reinsurance settlement amounts due to and from the cedant on a gross basis.
iii.Reinsurance ceded
In the normal course of business, BAC is a user of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, BAC remains liable to its policyholders for the portion reinsured.
At each reporting date, the reinsurance asset and reinsurance receivable, if any, are assessed for impairment. If there is objective evidence that the reinsurance asset or reinsurance receivable are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount.
BAC has two types of reinsurance arrangements.
Longevity reinsurance
BAC enters into longevity reinsurance transactions with third party reinsurers. As part of the agreements, the Company commits to pay the reinsurers a schedule of fixed payments relating to a proportion of defined blocks of policyholder benefits. In return, the reinsurers reimburse the actual cost of their proportion of benefit expenses on those blocks to BAC. Settlement of fixed and actual payments between BAC and the reinsurers are on a net basis. The difference between fixed and actual payments on past service is recognized in the same period as the related claim is incurred within benefits ceded in the Statements of Operations within our interim financial statements. Any unsettled amounts on past service from the reinsurers is recognized as a reinsurance receivable or payable in the Statements of Financial Position within our interim financial statements.
BAC is liable for reinsurance fees for the transactions. The fees are recognized as incurred and are included in ceded premiums in the Statements of Operations within our interim financial statements.
The benefits to which BAC is entitled under its reinsurance transactions are recognized as reinsurance assets in the Statements of Financial Position within our interim financial statements. The reinsurance assets related to longevity reinsurance is the difference between the schedule of fixed and actual benefit payments on a proportion of defined blocks of business.

Quota share reinsurance
BAC enters into quota share reinsurance transactions with third-party reinsurers. The agreement covers policyholder benefits for a proportion of business reinsured. The proportion varies for certain discrete blocks of business.

At the inception of each quota share reinsurance contract, premiums ceded and a corresponding decrease in cash or payable is recognized in proportion to the business reinsured by the external reinsurer. BAC also recognizes a reinsurance asset and a change in insurance reserves ceded in the Statements of Financial Position and the Statements of Operations, respectively, within our interim financial statements. The benefits to which BAC is entitled under its reinsurance contracts are recognized as reinsurance assets.
The reinsurer is committed to pay BAC a proportion of actual benefit expenses. The amounts are reported in benefits ceded in the same period as the related benefit expense is incurred. In cases where the benefit payments are due but not fully received from the reinsurer, BAC will recognize a reinsurance receivable. In cases where benefit payments are due, but amounts are received in excess from the reinsurer, BAC will recognize a reinsurance payable.

Under reinsurance contracts with unregistered reinsurers, assets are required to be pledged to BAC in order to secure payment of liabilities under the reinsurance agreement. Unregistered reinsurers are reinsurers which are not regulated by OSFI. The pledged assets are held in Canada by a Canadian financial institution that is not affiliated with the third party reinsurer. BAC maintains a valid and enforceable security interest that has priority over any other security interest in the collateral. In the event of default by the reinsurer, BAC has the right to liquidate or take legal possession of these assets, in a timely manner.

iv.Deferred acquisition costs
The Company incurs costs in connection with acquiring or renewal of reinsurance business. Costs that are directly related to the successful acquisition of reinsurance contracts are capitalized as deferred acquisitions costs (“DAC”) to the extent that they are recoverable from gross profits. These costs consist of commission and policy issuance costs, as well as sales inducements credited to policyholder account balances. The DAC is amortized over the life of the policies in proportion to the estimated gross profits
v.Premiums
Gross premiums are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, insurance reserves are computed, the result being that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis.
vi.Deferred revenue
The deferred revenue for interest-sensitive life and investment-type contracts is amortized over the life of the policies. Different amortization methods are permissible, one of these methods being present value of estimated gross profits. However, if estimated gross profits are expected to be negative, alternative amortization techniques are to be used. Given the absence of initial profits for NER Ltd., the deferred revenue is amortized by number of in-force policies. Estimates of in-force policy numbers are based on assumptions using accepted actuarial methods. Amortization is recorded in total revenue in the Statements of Operations within our interim financial statements.
vii.Benefits paid
Gross benefits and benefits ceded are recorded in the Statements of Operations within our interim financial statements when they are due and incurred.

viii.Investment in associates
Associates are entities over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. We use the equity method to account for our investments in associates within the Statements of Financial Position within our interim financial statements.
Interests in associates accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate is lower than the proportionate share of the investment's underlying fair value, the Company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate is greater than the Company’s proportionate share of the underlying fair value, goodwill relating to the associate is included in the carrying amount of the investment.
Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate are recognized in the interim financial statements based on the interests of unrelated investors in the investee. The carrying value of associates is assessed for impairment indicators at each reporting date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on equity accounted investments is available in Note 4.
ix.Structured entities
The Company invests a portion of its assets in structured entities that issue debt and preferred securities to subsidiaries of the Company, and its reinsurance treaty accounts.
The Company is the primary beneficiary of the variable returns of assets held within the entities, and while the Company is not involved in the investment decision process, the investment manager for the structured entities is a related party with significant residual economic interest in the Company. As a result, these entities are consolidated within the Company’s interim financial statements. We assess the variable returns determination for our structured entities on an ongoing basis. Liabilities of the entities that do not eliminate upon consolidation are recorded as liabilities of structured entities.
The carrying amount of the Company’s investment in the consolidated structured entities is determined in accordance with the Company’s accounting policies for the underlying securities held within the structured entities.
Future Accounting Policy Changes
i.IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which will replace IFRS 4 and will be applied retrospectively. In June 2020, the IASB issued the amendment to IFRS 17, which include deferral of the effective date to annual periods beginning on or after January 1, 2023. In addition, the IASB extended the exemption for qualifying insurers to apply IFRS 9 Financial Instruments (“IFRS 9”), so that both IFRS 9 and IFRS 17 will have the same effective date.
IFRS 17 sets out the requirements for the recognition, measurement, presentation and disclosures of insurance contracts a company issues and reinsurance contracts it holds.
The future profit for providing insurance coverage is recognized in profit or loss over time as the insurance coverage is provided.
IFRS 17 will affect how the Company accounts for its insurance contracts and how it reports financial performance in the Statements of Operations within the interim financial statements. The Company continues to assess the impact of IFRS 17, which is expected to have a significant impact on the timing of earnings recognition, as well as presentation and disclosure, for its insurance contracts.

ii.IFRS 9 Financial Instruments
In July 2014, the IASB published the complete version of IFRS 9, which replaces IAS 39 and is effective for annual periods beginning on or after January 1, 2018, with retrospective application. IFRS 9 provides changes to the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model, and new hedge accounting guidance. In September 2016, the IASB issued an amendment to IFRS 4 to provide qualifying insurance companies with an optional temporary exemption from applying IFRS 9.
In December 2021, the IASB published a narrow-scope amendment to IFRS 9, which allow insurers to apply the classification overlay to address possible accounting mismatches between financial assets and insurance contract liabilities in the comparative information presented on the initial application of IFRS 9 and IFRS 17.
The Company has taken the temporary exemption to apply IFRS 9 until IFRS 17 is adopted on January 1, 2023 on the basis that the Company’s activities are predominantly connected with insurance, and it has not previously applied IFRS 9. The percentage of the total carrying amount of the liabilities connected with insurance relative to the total carrying amount of all its liabilities was less than or equal to 90 per cent but greater than 80 per cent, and the Company determined that it did not engage in a significant activity unconnected with insurance.
The Company is currently assessing the impact of implementing IFRS 9.
iii.Amendments to IAS 1
In February 2021, IASB issued 'Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently assessing the impact of the adoption of these amendments on the interim financial statements.

iv.Amendments to IAS 8
In February 2021, IASB published 'Definition of Accounting Estimates (Amendments to IAS 8)' to help entities distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after 1 January 2023. The Company is currently assessing the impact of the adoption of these amendments on the interim financial statements

v.Amendments to IAS 12
In May 2021, the IASB published Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes. The amendments relate to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The amendments are effective for annual reporting period beginning on or after January 1, 2023. The Company is evaluating the impact of the adoption of these amendments on its interim financial statements

Performance Measures Used by Management
To measure performance, we focus on net income and gross premiums, as well as certain non-IFRS measures, including Distributable Operating Earnings, Excess Capital, and Net Reserve Capital. In addition, we provide certain metrics such as assets under management, which we refer to as AUM, which we believe are useful to investors to provide additional insights into the base upon which we earn investment income. Refer to the “Segment Review” section of this MD&A for further discussion on our performance measures as at March 31, 2022, and for the three months ended March 31, 2022 and 2021.

Non-IFRS Measures
We regularly monitor certain Non-IFRS measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior years. These Non-IFRS financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with IFRS. These Non-IFRS measures are not comparable to IFRS and may not be comparable to similarly described Non-IFRS measures reported by other companies, including those within our industry. Consequently, our Non-IFRS measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable IFRS measure in our consolidated interim financial statements for the years presented. The Non-IFRS financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS.
Distributable Operating Earnings
Distributable Operating Earnings is a key measure of our financial performance. We use Distributable Operating Earnings to assess operating results and the performance of our businesses. We define distributable operating earnings as net income excluding the impact of depreciation and amortization, deferred income taxes, income from equity accounted investments, mark-to-market on investments and derivatives, breakage and transaction costs, and is inclusive of our proportionate share of adjusted earnings from our investments in associates.
Distributable operating earnings is a measure of operating performance. We use distributable operating earnings to assess our operating results. Distributable Operating Earnings is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. Distributable Operating Earnings is therefore unlikely to be comparable to similar measures presented by other issuers.

Excess Capital
Excess Capital is the amount of capital in the business that is not currently supporting insurance contracts within regulated insurance entities. We define Excess Capital as the total of cash on deposit with related parties, equity accounted investments, common shares, other fixed income securities, deferred tax assets and other capital items not related to capital supporting our insurance reserves.
Net Reserve Capital
Net Reserve Capital is the capital within regulated entities that is currently supporting insurance contracts. We define Net Reserve Capital as equity excluding Excess Capital. We use Net Reserve Capital to assess our return on our equity supporting insurance contracts.
We believe our presentation of Distributable Operating Earnings, Excess Capital, and Net Reserve Capital is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of Distributable Operating Earnings also provide investors enhanced comparability of our ongoing performance across years.
For further details regarding our use of our Non-IFRS measures, as well as a reconciliation of net income and total equity to these measures, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.

Operating Metrics
AUM
We define AUM as the total gross value of our managed insurance and investment assets, identified as investments and cash and cash equivalents in our consolidated interim financial statements. We believe this metric is useful in gauging the scale and growth of the business over time, and can be an indicator of future results when viewed in conjunction with our insurance liabilities.
Reconciliation of Non-IFRS Measures
The following table reconciles our net (loss) income to Distributable Operating Earnings:

FOR THE THREE MONTHS ENDED MAR. 31 US$ MILLIONS	2022	2021
Net income	$128	$3
Deferred income tax expense	4	1
Transaction costs	4	—
Mark-to-market on investments and derivatives	(123)	(3)
Distributable Operating Earnings	$13	$1
The following table reconciles our total equity to excess capital and net reserve capital:

AS AT MAR. 31 US$ MILLIONS	2022	2021
Equity	$1,447	$112
Less:
Cash on deposit with related parties	(10)	—
Equity accounted investments	(593)	—
Deferred tax asset	(16)	(18)
Corporate net investments	(68)	—
Excess capital	(687)	(18)
Net reserve capital	$760	$94
Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the company, Brookfield's or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.

The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:
We caution that the factors that may affect future results described in this MD&A are not exhaustive. The forward-looking statements represent our views as of the date of this MD&A and should not be relied upon as representing our views as of any date subsequent to the date of this MD&A. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.